UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

4 HaNechoshet Street, Tel Aviv 6971069, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Perion Network Ltd.

Perion Network Ltd. (the "Registrant") held an Annual General Meeting of the Company's shareholders on September 27, 2012, 16:00 local time, at the offices of the Company located at 4 HaNechoshet Street, Tel Aviv 6971069, Israel (the "Meeting").

Copies of the Notice of the Meeting, Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on August 9, 2012.

The Registrant is announcing that all the resolutions were duly passed at the Meeting: (i) the proposal to reelect Mr. Avichay Nissenbaum as one of the external directors of the Company for an additional three year term (commencing on the date of the Meeting); (ii) the proposal to elect  Mrs. Adi Soffer Teeni to be a director for a three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor); (iii) the proposal to reelect Mrs. Tamar Gottlieb as a director for an additional three year term (commencing on the date of the Meeting and until the Annual General Meeting of the shareholders of the Company to be held in the year 2015 and the due election of her successor); and (iv) the proposal to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending December 31, 2012 and to authorize the Board of Directors to fix the compensation of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.

This Form 6-K is hereby incorporated by reference into Perion Network Ltd.'s Registration Statements on Form S-8 (Registration Nos. 333-171781, 333-152010 and 333-133968).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 September, 2012	Perion Network Ltd. By: /s/ Limor Gershoni Levy —————————————— Limor Gershoni Levy Corporate Secretary and General Counsel